UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number: 001-38524

Titan Medical Inc.
(Exact Name of Registrant as Specified in Charter)

170 University Avenue, Suite 1000
Toronto, Ontario M5H 3B3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ⃞ Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Titan Medical Inc. (the “Registrant”) is filing this Amendment No.1 to the Form 6-K, filed on August 1, 2019, solely for the purpose of deeming Exhibits 99.1 and 99.2 filed thereto to be incorporated by reference into the Registrant’s Form F-3 registration statement filed July 30, 2019 (File No. 333-232898).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.
(Registrant)

Date:	August 29, 2019	By:	/s/ Stephen Randall
		Name:	Stephen Randall
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1*	Q2 2019 Unaudited Condensed Interim Financial Statements
99.2*	MD&A
99.3*	CEO Certification
99.4*	CFO Certification

* Previously included in the Registrant’s Form 6-K filed on August 1, 2019.